Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Commission File No. 333-141392

This filing relates to a presentation made by members of management of Celunol Corp. (“Celunol”). Celunol recently executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa Corporation (“Diversa”), Concord Merger Sub, Inc., Celunol and William Lese, as the representative of Celunol’s stockholders.

Additional Information about the Merger and Where to Find It

On March 19, 2007, Diversa filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials, because they contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions as well as additional information regarding these individuals is included in the proxy statement/prospectus referred to above. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

The following presentation was delivered by certain management representatives of Celunol on May 2, 2007.

1 Jefferies 3 rd Global Clean Technology Conference May 2, 2007

Forward-Looking Statements
This discussion will include forward-looking statements that involve a high degree of risk and uncertainty.
These include statements related to Celunol and/or Diversa's products, product candidates and business strategies, including for biofuels, the markets for Celunol and/or Diversa's products and product candidates,
Celunol and/or Diversa's financial guidance, and the expected benefits to the combined company of the merger between Diversa and/or Celunol and the likelihood of the combined company achieving those benefits. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements.
Factors that could cause or contribute to differences include, but are not limited to, risks involved with
Diversa's and/or Celunol’s technologies, intellectual property protection, collaborative relationships, ability to develop and commercialize products and processes, receive necessary approvals for and commercialize its products, consummate the proposed merger of Celunol and Diversa, and achieve the benefits and synergies expected from the merger, as well as risks involved with customer adoption of Celunol and/or Diversa's products and product candidates and competing technologies. Certain of these factors and others are more fully described in Diversa's filings with the Securities and Exchange Commission, including, but not limited to,
Diversa's Annual Report on Form 10-K for the year ended December 31, 2006 and Diversa’s Form S-4 filed on March 19, 2007. These forward-looking statements speak only as of the date hereof.

3 Accelerating the Production of Cellulosic Biofuels Company and Merger Overview +

BASF BUNGE Cargill DANISCO DUPONT | fuelzyme PURIFINE phyzyme XP

DIVERSA Celunol

Key Highlights
First fully-integrated cellulosic ethanol technology company
• Superior operating platform
– First company with end-to-end cellulosic ethanol capabilities
• Deep, diversified product portfolio
– Expertise in enzyme development combined with large-scale enzyme production
• Blue-chip industrial partnerships
– Partnerships allow access to established supply chains and financial contributions
• Operating track record
– Pilot/demo plants provide real-time validation of technology
• Leading management team
– Multidisciplinary experience from technology through production

BASF BUNGE Cargill DANISCO DUPONT | fuelzyme PURIFINE phyzyme XP

DIVERSA Celunol

Diversa: Leader in High-performance Specialty Enzymes
Pioneer in the discovery and development of high-performance specialty enzymes
Who is
Diversa?
Products/
Markets
Achievements
Strategy
Leader in discovery & commercialization of proprietary enzymes
Own world’s broadest array of enzymes
Specialty enzymes for biofuels, industrial processes, and health/nutrition
Integrated solutions for cellulosic biofuels production
Establish a sustainable, high-growth specialty enzyme business
Partner with industry leaders to access established distribution and capital
Leverage enzyme expertise to vertically integrate within cellulosic biofuels
Collaborations with leading industrial players in target markets
– ~$300MM of development funding
Portfolio of commercialized products and late-stage candidates
Development-stage enzyme cocktails for cellulosic biofuels

Diversa: Key Technologies
250+ issued patents and 500+ pending patents
• Biodiversity
– Unique access and patented approaches to capture nature’s enormous array of microbial biodiversity
•
DirectEvolution™
Technologies
– Multiple methods to optimize enzyme performance via laboratory evolution at the gene/DNA level
• High-Throughput Screening
– Ability to rapidly screen up to 100 MM/1B samples per day to find the ideal enzyme
• Host Engineering
– Revolutionary heterologous over-expression of unique enzymes
• Commercial-Scale Manufacturing
– Over 7 enzyme products made at commercial scale

Diversa: Focused Biofuels Strategy
Celunol transaction complements series of preceding initiatives
Jan
2006
Feb
2006
Mar
2006
Oct
2006
Dec
2006
Feb
2007

Focus on biofuels as part of strategic reorganization
FDA approval of Fuelzyme-LF
TM
enzyme for more efficient corn-based ethanol production

BIO conference on cellulosic ethanol

EPA approval of
Purifine™
enzyme for more efficient biodiesel fuel production
5 FDA approval of
Purifine™
enzyme for more efficient edible oil production
New Syngenta R&D partnership to develop new enzyme cocktails for biofuels
7 New R&D agreement to develop New Zealand biofuels industry
8
Diversa and Celunol announce intention to merge

Jan
2007
Jan
2007

Keys to Success for a Cellulosic Ethanol Company
• Critical First-Mover Advantages
– Foundational process optimization and commercial expertise
– Leading partner for complementary state-of-the-art technologies
– Worldwide BD partner of choice
– Magnet for world-class scientific and operational talent
• Multi-feedstock process capability
• Strategic site selection for choice land / feedstock
• Low-cost production of fuel-grade ethanol

Celunol: Leader in Emerging Cellulosic Ethanol Sector
Leading technology, production and development capabilities
• Founded in 1994 in Massachusetts
• Exclusive rights to breakthrough cellulosic ethanol
technology
• First pilot plant in the US        first mover advantage
• Multi-feedstock, multi-enzyme pilot plant
• Own demo plant under construction; licensed demo
plant operating
• Decades of successful energy / power experience
• World class project development and engineering talent
• Technology covered by 23 US and 108 foreign issued or
pending patents
• Demonstrated technology efficacy in laboratory
• Operational pilot-scale facility for dynamic R&D
• 1.4 MGY demo plant under construction in LA
• 1.4 MLY demo plant under license in Japan
Pilot Plant (Jennings, LA)
Demo Plant (Marubeni)
Overview
Asset Base
Human
Capital + IP
Achievements
Demo Plant (Jennings, LA)

Biomass Delivery & Storage
Handling & Prep
Acid Hydrolysis of Hemicellulose
Cellulose (C6) Fermentation
Enzyme Production
Fiber Residue (Cellulose + Lignin)
BW34
Hemi-cellulose Syrup
K011
Pentose (C5) Fermentation
Beer
Residue to Boiler
Distillation
Storage
Ethanol Transported to Market

DIVERSA Celunol

BW34
Cellulose
(C6 Sugars)
BW34
Cellulose
(C6 Sugars)
Goal: High-yield, multi-feedstock, low-cost cellulosic ethanol production
KO11
Hemicellulose
(C5 Sugars)
KO11
Hemicellulose
(C5 Sugars)
Exclusive worldwide rights to 2 uniquely designed micro-organisms
The Celunol Production Process
Celunol: Proven Technologies

Merger Rationale
• Gene discovery
• Enzyme development
• Enzyme production
• Operating assets
• Proprietary processes
• Project development
Diversa expertise
Celunol expertise
• Opportunity to control the critical portions of a multi-billion $ value chain
• Accelerate organic biofuels strategy through highly complementary businesses
• Achieve commercial production by 2009 versus 2011 standalone
Diversa’s extensive enzyme capabilities + Celunol’s process and development expertise

Merger Terms
Diversa shareholders to own 76%, Celunol shareholders 24% Pro Forma Ownership:
Diversa to issue 15 mm shares of Diversa stock Consideration:
Timeline:
Diversa to provide $20mm in debt funding for Celunol’s
development efforts prior to closing
Additional Funding:
UBS Investment Bank Financial advisor to Diversa:
Diversa Corporation Issuer
• S-4 / Proxy filed March 19, 2007
• Regulatory review / approval (SEC, HSR)
• Stockholders’ votes ~ May / June 2007
• Targeted closing by end of Q2 2007
We are targeting a June 2007 closing

13 Strategy and Competitive Advantages

Our Strategy: Five-point Foundation for Success
• First mover into cellulosic ethanol:
– First mover into low-cost, multi-feedstock, commercial-scale cellulosic ethanol
• Owner / operator of biofuels:
– Develop, own and operate biofuels plants near low-cost feedstocks and refineries
• Partnering / licensing
– Partner and license to extend reach of technology
• R&D
– Extend leading-edge R&D capabilities across value chain
• Continue enzymatic leadership
– Accelerate commercial traction and profit contribution of specialty enzyme business

DIVERSA
POTENTIAL LONG-TERM VALUE
Celunol

DIVERSA Celunol

Combined Company Revenue Sources
ENABLING TECHNOLOGY
Cellulosic
Ethanol
Sales
Strategic
Partnerships
Enzyme
Technology
Licenses
Biofuel
Technology
Licenses
Specialty
Enzyme
Sales
+
Multiple value opportunities across both businesses
• Enzyme Discovery
& Optimization
• Cellulosic Enzyme
Cocktails
• Commercialized
Enzyme Sales
• Pretreatment
• Fermentation
• Infrastructure
• Management

Biofuels Growth Strategy
Pilot-
Scale
Demo-Scale
1.4 MGY
First-Generation
Commercial-Scale
25-30 MGY
(bagasse)
First-Generation
Commercial-Scale
25-30 MGY
(multiple feedstocks)
Next-Generation
Commercial-Scale
25-50+ MGY
(multiple feedstocks/regions)
2008 2007 2009 2010+ 2012+
Combined company expects 1st commercial-scale cellulosic ethanol facility in 2009

First-Generation Prototypical Metrics
Preliminary estimates of key parameters for the 1
st
commercial facility
Likely sugarcane bagasse or other indigenous grasses to SE Feedstock:
Southeastern US; most likely Louisiana or Florida Location:
25 to 30 MGY rated capacity Scale:
Our Current Estimates for
All-in Production Cost
(vs. grain ethanol):
~ 18 Months Construction Timeline:
~ $5 per gallon of annual capacity Capital Cost:
Roughly comparable to a new 100 MGY grain ethanol facility
• Feedstock cost/gallon:  cellulosic << grain
• Variable costs/gallon: cellulosic > grain
• Capital costs/gallon: cellulosic > grain

Enzymatic Conversion to Sugars
Fermentation of Sugars
Material Recovery
Pretreatment

DIVERSA Celunol

Superior Operating Platform
Existing Diversa + Celunol platforms are highly complementary
Co-products
Multi-feedstock capable enzyme
discovery + production
3rd
party technology licensing
Corn Stover Wood Chips
Bagasse Switchgrass
ethanol

DIVERSA Celunol				
	✓		✓		
	✓	✓	✓		✓
	✓	✓			
	✓	✓	✓		
	✓	✓		✓	
	✓	✓			

DIVERSA Celunol

R&D
Infrastructure
How Do We Compare to the Competition?
Iogen Abengoa Broin Mascoma
Cellulosic Ethanol
Demo Plant
Cellulosic Ethanol
Pilot Plant
Blue-chip Partnerships
Vertically Integrated
Value Chain
Unmatched combination of technology and operating expertise
Flexible Multi-
Feedstock Process
1
Note:  1 Demo plant under construction

fuelzyme-LF	✓				
PURIFINE™	✓	✓			
	✓				
fuelzyme-CX	✓				
phyzyme™ XP			✓		
			✓		

DIVERSA Celunol

Deep, Diversified Product Portfolio
Amylase - T
Bayovac® - SRS
Biofuels
Industrial
Processes
Animal Health/
Nutrition
Market
Size Status
>$150mm (U.S.)
>$200mm
>$150mm (U.S.)
Multi-billion $
$200mm
$4 - $10mm
Many of Diversa’s products have already been successfully commercialized
Markets
Marketed
Marketed
In Development
In Development
Marketed
Marketed

Future of Existing Enzyme Business
• Commercially augment and accelerate cellulosic ethanol production
• Grow and sustain a profitable specialty enzyme business
• Deploy enzyme technologies across diverse markets
• Utilize strategic alliances to develop a broad enzyme product portfolio
• Protect and enhance technology leadership position
Diversa will leverage its existing enzyme leadership to generate profitable revenues

BASF

BUNGE

Cargill

DANISCO

DU PONT

syngenta

DIVERSA Celunol

Blue-chip Industrial Partnerships
Announced delivery (2005) of enzyme cocktail
exceeding DOE performance targets
Received $500,000 in milestone payments
Enzyme cocktail for
cellulosic ethanol (corn
stover)
2003
Agreement to commercialize (1998) and  commercially
produce (2003) Phyzyme XP phytase
Gained FDA approval (2003)
Animal feed enzyme
additive
1996
Licensed proprietary enzyme (2003) for biocatalytic
synthesis of chiral pharmaceutical intermediate
Biocatalysts + enzyme
development
2001
Delivered multiple qualified enzyme candidates for
animal feed (2003)
Developed Quantum Phytase enzyme
Animal feed, agricultural
processing + biofuels
1999
2006 revenue of $1.4 million
Expanded agreement to include a proprietary food-
related product (2006)
Enzyme development
for new process
2005
First agreement signed 2006
2006 revenue of $2.2 million
Healthier edible oil
products
2006
Achievements Objective Since
Diversa has had a long history of partnerships with industry leaders

23 $3.0 $5.4 $9.8 $15.9 $0 $16 2003A 2004A 2005A 2006A Operating Track Record Specialty enzyme product revenue growth ($MM) Management teams have delivered on their financial and strategic plans

JGI DOE JOINT GENOME INSTITUTE

INBio Instituto Nacional de Biodiversidad

DUPONT

MICHIGAN STATE UNIVERSITY

JOHN DEERE

SCION

agresearch

syngenta

DIVERSA Celunol

Cellulosic Enzymes
from Termite Guts
Integrated Corn
Biorefinery
New Zealand
Biofuels
Bagasse
Conversion
Operating Track Record
Diversa has considerable experience developing enzymes for cellulosic ethanol
• Thousand of
species sampled
• Hundreds of new
cellulases
sequenced &
patented
• JGI working under
DVSA license
(metagenomics)
• Candidate enzyme
cocktail for corn
stover meets DOE
performance targets
• DuPont has rights
to license enzyme
cocktail
• Focus on NZ wood
biomass
• Gov’t
funding/support for
energy
independence
• Exclusive within NZ
• Candidate enzymes
identified
• Focus on Brazil and
Southeastern U.S.
• DVSA
(fermentation); SYT
(transgenic)

DEMONSTRATION
Facility Status &
Timing
Scientific
Foundation
Feedstocks
Cost Structure
Process
Optimization
Incremental
Diversa
Contribution
Since 1994
Leading scientists in
enzymes / cellulosic
Multiple: Bagasse;
Energy Cane; Stover;
Wood; Switchgrass
Cost components model
based on extensive
testing
Fermentation organism
development; Pre-
treatment evaluation
Novel enzymes;
Optimization of existing
enzymes; Organisms
Full-scale operations (Jan.
2007) in Jennings, LA
1.4 MGY; Completion
scheduled end 2007
Celunol scientists /
operations personnel
Celunol scientists/
Operations personnel
Multiple: Bagasse;
Energy Cane; Stover;
Wood; Switchgrass
Goal: Confirm lab
data/assumptions for
commercial scaling
Fermentation organism
development; Enzyme
cocktails
Optimized enzyme
cocktails; Fermentation
process development
Goal: Demonstration of
economics for commercial
scaling
Fermentation organism
Development; process
scaling
Enzyme supply / optimization;
Fermentation process
development
LAB
PILOT
Scaleable, cost-efficient cellulosic ethanol production
Operating Track Record
Multiple: Bagasse;
Energy Cane; Stover;
Wood; Switchgrass

26 Market-Facing Business Areas SPECIALTY ENZYMES BIOFUELS RESEARCH & DEVELOPMENT Enabling Platform Industry-leading pool of experience

12 Financial Review

Our Financial Strategy
Near-term
(12 Months)
Long-Term
Additional
Non-Equity
Sources of
Capital
¨
Completed $120 million convertible debt financing
¨
3/31/07 cash balance: $126 million (excluding $20 million shoe)
¨
Federal governmental loan guarantees
¨
State governmental grants
¨
Royalties, milestones and other success payments from
existing collaborations not incorporated into our business
models
¨
New, non-equity capital from various business development
initiatives underway (not incorporated into our business
models)
¨
Early commercial development likely to require greater
company equity participation
¨
Subsequent development to employ equity capital more
efficiently through greater project-equity and partnership
participation

Cellulosic Biorefinery Cost ($ MM)

DIVERSA Celunol

Project Financing Strategy
$81 $81
$22
$39
$22
$5
$0
$20
$40
$60
$80
$100
$120
$140
First-Gen Next-Gen
Company Equity
Partner Equity Contribution
Non-recourse Debt
35%
Equity
Cost ~$125 MM Each
($5/gal @ 25 MGY)
65%
Non-
Recourse
Debt
Non-recourse debt financing to finance a majority of total construction costs

• Superior operating platform
– First company with end-to-end cellulosic ethanol capabilities
• Deep, diversified product portfolio
– Expertise in enzyme development combined with large-scale enzyme production
• Blue-chip industrial partnerships
– Partnerships allow access to established supply chains and financial contributions
• Operating track record
– Pilot/demo plants provide real-time validation of technology
• Leading management team
– Multidisciplinary experience from technology through production
Key Investment Considerations
First fully-integrated cellulosic ethanol technology company

16 Jefferies 3 rd Global Clean Technology Conference May 2, 2007